AB
3/7

[redacted]

13013331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- |

8-51367

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancorpSouth Investment Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 East Capitol Street, Suite 402
(No. and Street)

Jackson MS 39201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Howard, Chief Executive Officer (601) 592-4905
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 N. Front Street, Ste 900 Memphis TN 38103
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/9/13

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Thomas Howard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BancorpSouth Investment Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

STATE OF MISSISSIPPI
DOROTHY J. CHATMAN
NOTARY PUBLIC
ID No 82174
Comm Expires
August 8, 2014
RANKIN COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the (1) Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) The Company is exempt from filing the "Computation for Determination of Reserve Requirements". As such, no reconciliation is required.

KPMG



# BANCORPSOUTH INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of BancorpSouth Bank)

Financial Statements and Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

**KPMG LLP**
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201-2127

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

We have audited the accompanying financial statements of BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank, which comprise the statement of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of BancorpSouth Investment Services, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Memphis, Tennessee
February 25, 2013

**BANCORPSOUTH INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Financial Condition

December 31, 2012 and 2011

| **Assets** | | **2012** | **2011** |
|---|---|---|---|
| Cash and cash equivalents | $ | 2,468,316 | 1,914,520 |
| Advisory fees receivable | | 60,000 | 30,000 |
| Commissions receivable | | 44,891 | 28,179 |
| Due from parent, net | | — | 51,690 |
| Securities owned, at fair value | | 320,380 | 311,169 |
| Deposit with clearing organization | | 75,000 | 75,000 |
| Furniture and equipment, net | | 87,946 | 101,895 |
| Deferred income taxes, net | | 65,810 | 10,544 |
| Other assets | | — | 2,100 |
| Total assets | $ | 3,122,343 | 2,525,097 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Accrued compensation | $ | 298,781 | 166,389 |
| Other liabilities | | 192,921 | 116,205 |
| Due to parent, net | | 57,361 | — |
| Total liabilities | | 549,063 | 282,594 |
| Stockholder's equity: | | | |
| Common stock, without par value. Authorized, issued, and outstanding, 1 share | | — | — |
| Additional paid-in capital | | 1,500,000 | 1,500,000 |
| Retained earnings | | 1,073,280 | 742,503 |
| Total stockholder's equity | | 2,573,280 | 2,242,503 |
| | $ | 3,122,343 | 2,525,097 |

See accompanying notes to financial statements.

**BANCORPSOUTH INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Operations

Years ended December 31, 2012 and 2011

| | | 2012 | 2011 |
|---|---|---|---|
| Income: | | | |
| Commissions | $ | 4,971,560 | 4,252,433 |
| Advisory fees | | 258,920 | 206,295 |
| Interest | | 8,865 | 5,787 |
| Other | | 29,299 | 6,502 |
| Total income | | 5,268,644 | 4,471,017 |
| Expenses: | | | |
| Salaries and employee benefits | | 3,575,054 | 3,257,607 |
| Clearing organization fees | | 353,356 | 313,866 |
| Advisory fees | | 16,720 | 5,494 |
| Registration fees and professional dues | | 239,573 | 226,976 |
| Occupancy and equipment | | 233,552 | 258,692 |
| Communications and marketing | | 38,934 | 38,037 |
| Other | | 276,163 | 167,375 |
| Total expenses | | 4,733,352 | 4,268,047 |
| Income before income taxes | | 535,292 | 202,970 |
| Income tax expense | | 204,515 | 82,922 |
| Net income | $ | 330,777 | 120,048 |

See accompanying notes to financial statements.

**BANCORPSOUTH INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2012 and 2011

| | | Common stock | Additional paid-in capital | Retained earnings | Total stockholder's equity |
|---|---|---|---|---|---|
| Balance at December 31, 2010 | $ | — | 1,500,000 | 622,455 | 2,122,455 |
| Net income | | — | — | 120,048 | 120,048 |
| Balance at December 31, 2011 | | — | 1,500,000 | 742,503 | 2,242,503 |
| Net income | | — | — | 330,777 | 330,777 |
| Balance at December 31, 2012 | $ | — | 1,500,000 | 1,073,280 | 2,573,280 |

See accompanying notes to financial statements.

**BANCORPSOUTH INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Cash Flows

Years ended December 31, 2012 and 2011

| | | 2012 | 2011 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | 330,777 | 120,048 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Gain on securities owned | | (1,326) | (21) |
| Gain on sale of fixed assets | | — | (4,000) |
| Depreciation | | 33,141 | 49,359 |
| Deferred income taxes | | (55,266) | 8,290 |
| Decrease (increase) in assets: | | | |
| Advisory fee receivable | | (30,000) | — |
| Commissions receivable | | (16,712) | 11,997 |
| Due to/from parent, net | | 109,051 | (60,599) |
| Other assets | | 2,100 | (1,801) |
| (Decrease) increase in liabilities: | | | |
| Accrued compensation | | 132,392 | (32,012) |
| Other liabilities | | 76,716 | 10,814 |
| Net cash provided by operating activities | | 580,873 | 102,075 |
| Cash flows from investing activities: | | | |
| Purchases of securities owned | | (7,884) | (303,000) |
| Redemptions of securities owned | | — | 3,000 |
| Purchases of furniture and equipment | | (19,193) | (14,795) |
| Proceeds from sale of furniture and equipment | | — | 4,000 |
| Net cash used in investing activities | | (27,077) | (310,795) |
| Net increase (decrease) in cash and cash equivalents | | 553,796 | (208,720) |
| Cash and cash equivalents at beginning of year | | 1,914,520 | 2,123,240 |
| Cash and cash equivalents at end of year | $ | 2,468,316 | 1,914,520 |

See accompanying notes to financial statements.

## (1) Organization and Summary of Significant Accounting Policies

### *(a) Organization and Operations*

BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank (the Bank), was organized for the purposes of providing investment advisory and securities brokerage services. The Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company clears customer transactions through Pershing, LLC on a fully disclosed basis.

### *(b) Commissions*

Commissions are recognized on a trade-date basis as securities transactions occur.

### *(c) Advisory Fee Income*

Retail advisory fees are recognized and received quarterly. Fees are based on either the month-end managed asset values or the average daily assets under management. Managed asset values were approximately $47,000,000 and $21,000,000 at December 31, 2012 and 2011, respectively.

### *(d) Securities Owned*

Securities owned by the Company at December 31, 2012 included approximately $306,000 of certificates of deposit and $14,000 of equity securities. Securities owned by the Company at December 31, 2011 included approximately $303,000 of certificates of deposit and $8,000 of equity securities. These securities have a readily determinable fair value based on quoted market prices and other observable inputs such as quoted prices for similar assets, quoted prices in inactive markets, or inputs corroborated by observable market data. The fair values of equity securities are considered Level 1 values and certificates of deposit are considered Level 2 values in accordance with the fair value hierarchy as established in Accounting Standards Codification Topic 820, *Fair Value Measurement and Disclosures*, and there were no transfers between Levels of the fair value hierarchy in 2012 or 2011. All securities are carried at fair value on the balance sheet.

### *(e) Income Taxes*

The Company's results of operations are included in the consolidated federal and state income tax returns filed by BancorpSouth, Inc., parent company of the Bank (the Parent). Taxes are allocated to each subsidiary member of the consolidated group in accordance with a tax sharing agreement between the Company and the Parent at the enacted federal and state statutory rates for each subsidiary's taxable income or loss. The allocation of tax expense for the Company's net income is paid to the Parent by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled. The Company had no uncertain tax positions at December 31, 2012 or 2011.



(Continued)

*(f)* ***Cash Equivalents***

The Company considers cash and money market mutual funds to be cash equivalents.

*(g)* ***Fair Value of Financial Instruments***

At December 31, 2012 and 2011, the carrying values of the Company's financial instruments approximate their fair values.

*(h)* ***Furniture and Equipment***

Furniture and equipment are stated at cost and are depreciated on the straight-line method using estimated useful lives of three to seven years.

*(i)* ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**(2) Related Party Transactions**

Certain operating expenses are paid by the Bank on behalf of the Company and certain commission expenses are paid by the Company on behalf of the Bank. The Company was liable to the Bank for net operating expense reimbursements totaling $57,361 at December 31, 2012. The Bank was liable to the Company for net operating expense reimbursements totaling $51,690 at December 31, 2011. Additionally, the Company had $9,878 and $47,489 of cash on deposit with the Bank at December 31, 2012 and 2011, respectively. Most of the Company's offices are located within branch offices of the Bank. The Bank does not charge office rent for the use of this space.



(Continued)

## (3) Furniture and Equipment

Furniture and equipment at December 31, 2012 and 2011 consist of the following:

| | | 2012 | 2011 |
|---|---|---|---|
| Leasehold improvements | $ | 61,754 | 61,450 |
| Furniture, fixtures, and equipment | | 806,338 | 789,123 |
| Software | | 347,519 | 345,845 |
| Other | | 1,834 | 1,834 |
| | | 1,217,445 | 1,198,252 |
| Less accumulated depreciation and amortization | | (1,129,499) | (1,096,357) |
| | $ | 87,946 | 101,895 |

## (4) Regulatory Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2012, the Company's net capital exceeded required capital by $2,081,250 and the ratio of aggregate indebtedness to net capital was 0.24 to 1.

The Company claims an exemption from the provisions of the SEC's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of that Rule.

## (5) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission since no such liabilities existed at December 31, 2012 and 2011 or at any time during the years then ended.



(Continued)

## (6) Income Taxes

The current and deferred components of income tax expense are as follows:

| | | 2012 | 2011 |
|---|---|---|---|
| Current: | | | |
| Federal | $ | 231,012 | 64,876 |
| State | | 28,769 | 9,756 |
| | | 259,781 | 74,632 |
| Deferred: | | | |
| Federal | | (48,784) | 7,206 |
| State | | (6,482) | 1,084 |
| | | (55,266) | 8,290 |
| | $ | 204,515 | 82,922 |

The differences between the income tax expense shown on the statements of operations and the amounts computed by applying the federal income tax rate of 35% in 2012 and 2011 to income before income taxes follow:

| | | 2012 | 2011 |
|---|---|---|---|
| Expected income tax expense | $ | 187,352 | 71,040 |
| State income taxes, net | | 14,486 | 7,046 |
| Nondeductible expenses | | 2,513 | 3,618 |
| Tax credits and other, net | | 164 | 1,218 |
| Actual income tax expense | $ | 204,515 | 82,922 |



(Continued)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets (liability) are as follows:

| | | 2012 | 2011 |
|---|---|---|---|
| Accrued vacation | $ | 24,734 | 27,320 |
| Furniture and equipment | | (13,700) | (16,645) |
| Other liabilities | | 26,628 | — |
| Accrued compensation | | 27,768 | — |
| Other, net | | 380 | (131) |
| | $ | 65,810 | 10,544 |

Management has concluded that the realization of the deferred tax asset is more likely than not that all deferred tax assets will be realized as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance for 2012.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of December 31, 2012, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense.

## (7) Commitments and Contingencies

The Company, in the ordinary course of business, is subject to various pending or threatened legal actions, some of which involve matters that are significant to the accompanying financial statements. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial statements.

**Schedule 1**

**BANCORPSOUTH INVESTMENT SERVICES, INC.**
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

| | | | | |
|---|---|---|---|---|
| Total stockholder's equity | | | $ | 2,573,280 |
| Less nonallowable assets: | | | | |
| Advisory fees receivable | $ | 60,000 | | |
| Deferred tax asset | | 65,810 | | |
| Accounts receivable – other | | 13,650 | | |
| Furniture and equipment, net | | 87,946 | | |
| | | | | 227,406 |
| Net capital before haircuts | | | | 2,345,874 |
| Less haircuts | | | | 14,624 |
| Net capital | | | $ | 2,331,250 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Net capital requirement | $ | 250,000 |
| Excess net capital | $ | 2,081,250 |
| Aggregate indebtedness | $ | 549,063 |
| Ratio of aggregate indebtedness to net capital | | .24 to 1 |
| Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012): | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 2,331,250 |
| Audit adjustments, net | | — |
| Net capital per above | $ | 2,331,250 |

See accompanying independent auditors' report.

KPMG

**KPMG LLP**
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201-2127

## Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

In planning and performing our audit of the financial statements of BancorpSouth Investment Services, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2013

KPMG

**KPMG LLP**
Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201-2127

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by BancorpSouth Investment Services, Inc. (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2013

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(33-REV 7/10)

For the fiscal year ended 12/31, 20 12

(Read carefully the instructions in your Working Copy before completing this Form)

**WORKING COPY**

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3055.11

B. Less payment made with SIPC-6 filed (exclude interest) ( 2303 )

7/19/12
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 752.11

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 752.11

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 752.11

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BancorpSouth Investment Services
(Name of Corporation, Partnership or other organization)

Michelle Smothers
(Authorized Signature)

1st VP/ FinOp.
(Title)

Dated the 11 day of Feb, 2013.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2012
and ending 12/31, 2012
**Eliminate cents**

| **Item No.** | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 5,268,643 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | — |
| (2) Net loss from principal transactions in securities in trading accounts. | — |
| (3) Net loss from principal transactions in commodities in trading accounts. | — |
| (4) Interest and dividend expense deducted in determining item 2a. | — |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | — |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | — |
| (7) Net loss from securities in investment accounts. | — |
| Total additions | — |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 3,776,877 |
| (2) Revenues from commodity transactions. | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 199,134 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 795 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 867 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 68,927 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ — | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ — | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 4,046,600 |
| 2d. SIPC Net Operating Revenues | $ 1,222,043 |
| 2e. General Assessment @ .0025 | $ 3,055 (to page 1, line 2.A.) |